UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Geokinetics Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
372910-30-7
(CUSIP Number)
Petroleum Geo-Services ASA
Rune Olav Pedersen
Strandveien 4
P.O. BOX 89
N-1326 Lysaker
NORWAY
Phone: (+47) 6751 5706
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-30-7

1	NAMES OF REPORTING PERSONS Petroleum Geo-Services ASA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	7	SOLE VOTING POWER

NUMBER OF		3,318,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,318,616

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,318,616

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the original statement on Schedule 13D (“Schedule 13D”) filed on February 22, 2010 (the “Original Schedule 13D”) by Petroleum Geo-Services ASA, a Norwegian corporation (the “Reporting Person”).
The title and class of equity security to which this Amendment relates is common stock, par value $0.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (the “Issuer”). The issuer’s principal executive offices are located at 1500 CityWest Blvd., Suite 800, Houston, Texas 77042.
Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.
Item 2. Identity and Background
Schedule 1 of the Original Schedule 13D is hereby amended to (a) add the persons identified on Schedule 1 to this Amendment as officers of the Reporting Person, (b) delete Rune Eng as an officer of the Reporting Person and (c) delete Wenche Kjølås as a director of the Reporting Person.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Series D and Warrant Purchase Agreement (the “Purchase Agreement”) among the Issuer, the Reporting Person, Petroleum Geo-Services, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (“PGS Inc.”), and the other purchasers identified therein, on December 14, 2010 (a) PGS Inc. purchased 40,000 shares of the Issuer’s Series D Junior Preferred Stock, par value $10.00 per share and liquidation value of $250 per share (the “Preferred Shares”), and (b) the Reporting Person purchased a warrant (the “Warrant”) from the Issuer to purchase 1,165,000 shares of Common Stock (the “Warrant Shares”) at an exercise price per share of $9.64, representing 105% of the closing market price for the Common Stock as of December 13, 2010. The purchase of the Preferred Shares and the Warrant pursuant to the Purchase Agreement is referred to herein as the “Transaction.” The aggregate purchase price for the Transaction was $10,000,000 in cash. At the closing of the Transaction, the Issuer paid a closing payment of $200,000 to PGS Inc. and agreed to pay certain legal expenses of the Reporting Person. The funds used to purchase the Preferred Shares and the Warrant came from the Reporting Person’s cash on hand.
Item 4. Purpose of Transaction
The Reporting Person acquired the Warrant and PGS Inc. acquired the Preferred Shares pursuant to the Transaction. The Reporting Person reserves the right to make additional purchases of securities of the Issuer, including, but not limited to, shares of Common Stock, either in the open market or in private transactions, or to sell or cause to be sold all or any portion of the Preferred Shares or the shares of Common Stock held by the Reporting Person and/or PGS Inc. (including the Warrant Shares issuable upon exercise of the Warrant), depending on the Reporting Person’s business, prospects or financial condition, the market for the Common Stock, general economic conditions, stock market conditions, other future developments and other considerations and factors deemed relevant by the Reporting Person from time to time.

Paragraphs (a), (e) and (g) of the Original Schedule 13D are hereby amended as follows:
(a) Please refer to the discussion in Item 3 and in the first paragraph of Item 4 above.
(e) Pursuant to the Purchase Agreement, on December 14, 2010, the Issuer filed a Certificate of Designations (the “Certificate of Designations”) to its existing Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware, which sets forth, among other things, the dividend rights, liquidation preference, redemption and approval rights of the Preferred Shares.
(g) The information in Item 4(e) is incorporated herein by reference.
Except as stated herein, the Reporting Person does not have, as of the date of this Amendment, any other plans or proposals that relate to or would result in any action similar to any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person reserves the right, however, to change its intentions with respect to any or all of the matters referred to in this Item 4 and to pursue, enter into discussions with one or more persons regarding or make or consider one or more proposals relating to, any such matters.
Each of the Purchase Agreement, the Certificate of Designations and the Warrant is hereby incorporated in its entirety in this Item 4 and incorporated by reference in this Amendment as Exhibit 1, Exhibit 2 and Exhibit 3, respectively.
Item 5. Interest in Securities of the Issuer
Item 5(a)(1) of the Original Schedule 13D is hereby amended in its entirety as follows:
(a) (1) The Reporting Person is the beneficial owner of the 3,318,616 shares of Common Stock (including 1,165,000 shares of Common Stock that may be acquired upon exercise of the Warrant), which represents approximately 15.7% of the outstanding Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information, agreements and documents provided or incorporated by reference in Item 3 and Item 4 are hereby incorporated by reference herein. In addition, effective as of the closing of the Transaction, the Issuer, the Reporting Person and certain other parties thereto entered into an amendment to the Registration Rights Agreement, which permits the Reporting Person (and other parties holding registration rights under the Registration Rights Agreement) to require the Issuer to sell newly issued shares of its Common Stock and use the proceeds of such issuance to purchase all or a portion of the Warrant Shares. The amendment to the Registration Rights Agreement is hereby incorporated in its entirety in this Item 6 and incorporated by reference in this Amendment as Exhibit 4.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Series D and Warrant Purchase Agreement dated as of December 14, 2010 by and among Geokinetics Inc., Petroleum Geo-Services ASA, Petroleum Geo-Services, Inc. and certain other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 15, 2010).

Exhibit 2
Certificate of Designation of Series D Junior Preferred Stock of Geokinetics Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 15, 2010).

Exhibit 3	Warrant to Purchase Shares of Common Stock of Geokinetics Inc., dated December 14, 2010, issued to Petroleum Geo-Services ASA.

Exhibit 4
First Amendment to Second Amended and Restated Registration Rights Agreement dated December 14, 2010 by and among Geokinetics Inc., Petroleum Geo-Services ASA and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 15, 2010).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 16, 2010

PETROLEUM GEO-SERVICES ASA
By:	/s/ James E. Brasher
Name: James E. Brasher
Title: Authorized Person

Schedule 1
Listed Persons
(As of December 15, 2010)
Additional Executive Officers of Petroleum Geo-Services ASA
Name: Guillaume Cambois
Principal Occupation: Executive Vice President — Data Processing and Technology
Citizenship: France
Name: Per Arild Reksnes
Principal Occupation: Executive Vice President — Marine Contract
Citizenship: Norway
Name: Magne Reiersgard
Principal Occupation: Executive Vice President — Operations
Citizenship: Norway

EXHIBIT INDEX

Exhibit 1
Series D and Warrant Purchase Agreement dated as of December 14, 2010 by and among Geokinetics Inc., Petroleum Geo-Services ASA, Petroleum Geo-Services, Inc. and certain other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 15, 2010).

Exhibit 2
Certificate of Designation of Series D Junior Preferred Stock of Geokinetics Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 15, 2010).

Exhibit 3	Warrant to Purchase Shares of Common Stock of Geokinetics Inc., dated December 14, 2010, issued to Petroleum Geo-Services ASA.

Exhibit 4
First Amendment to Second Amended and Restated Registration Rights Agreement dated December 14, 2010 by and among Geokinetics Inc., Petroleum Geo-Services ASA and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 15, 2010).